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                                                        OMB Number:  3235-0058
                      UNITED STATES                     Expires:  March 31. 2006
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           SECURITIES AND EXCHANGE COMMISSION           hours per response . . .
                 WASHINGTON, D.C. 20549                 ------------------------
                                                            SEC FILE NUMBER
                       FORM 12B-25                             000-14837
               NOTIFICATION OF LATE FILING              ------------------------
                                                              CUSIP NUMBER
                                                                 289393
                                                        ------------------------

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR

             For Period Ended: January 3, 2005

                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10.Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION


ELMER'S RESTAURANTS, INC.
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Full Name of Registrant

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Former Name if Applicable

11802 S.E. Stark St.
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Address of Principal Executive Office (Street and Number)

Portland, Oregon 97216
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City, State, and Zip Code


PART II-RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

         |X|      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expenses;
         |X|      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE


On February 7, 2005, the Office of the Chief Accountant to the AICPA issued a letter clarifying the SEC staff's interpretation under SFAS No. 13 of certain accounting issues and their application under generally accepted accounting principles relating to operating leases. Because of the close proximity of the release to the reporting deadline for our third quarter Form 10-Q due February 17, 2005, the Company was not able to complete to its review and analysis of the effect of accounting for new and existing leases as prescribed by SFAS No. 13 in a thorough and timely manner to meet the February 17, 2005 reporting deadline. The Company is diligently continuing its analysis and will file its Form 10-Q for the third quarter ended January 3, 2005 no later than February 22, 2005.


PART IV-OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

                Mike Chamberlin                 541             465-3966
         -----------------------------  ------------------  ------------------
                    (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                |X| Yes  |_| No
         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |_| Yes  |X| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            ELMER'S RESTAURANTS, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        February 17, 2005              By  /s/ BRUCE N. DAVIS
     --------------------------------          --------------------------------
                                               Bruce N. Davis, President and CEO